UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-39173

I-MAB

55th Floor, New Bund Center, 555 West Haiyang Road, Pudong District

Shanghai, 200124

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release – I-Mab Reports Full Year 2023 Financial Results and Business Update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Joseph Skelton
Name	:	Joseph Skelton
Title	:	Chief Financial Officer

Date: March 15, 2024